ENDORSEMENT/RIDER

Effective date of

this endorsement/rider: September 26, 2014

FEDERAL INSURANCE COMPANY

Endorsement/Rider No.  7
To be attached to and

form a part of Bond No.  82268652

Issued to: TOTAL INCOME + REAL ESTATE FUND

_____________________________________________________________________________________________________________________

AUTOMATIC INCREASE IN LIMITS ENDORSEMENT

In consideration of the premium charged, it is agreed that GENERAL AGREEMENTS, Section C. Additional Offices Or Employees-Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities-Notice To Company, is amended by adding the following subsection:

Automatic Increase in Limits for Investment Companies

If an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940 (“the Act”), due to:

(i)   the creation of a new Investment Company, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution; or

(ii)  an increase in asset size of current Investment Companies covered under this Bond,

then the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the BOND PERIOD.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

______________________________________________________

Authorized Representative

14-02-14098 (04/2008)

Total Income+ Real Estate Fund

Resolutions

WHEREAS, the Board of Trustees of the Trust has determined that it is in the best interests of the Trust to obtain fidelity bond coverage covering the Trust against larceny and embezzlement by, among others, officers and employees of the Trust, in accordance with the requirements of Rule 17g-1 promulgated by the U.S. Securities and Exchange Commission under Section 17(g) of the 1940 Act, in such form and amounts which would cover gross assets in a range that would be appropriate for the Trust, such coverage to be bound from the date of effectiveness of the Trust’s registration with the Securities and Exchange Commission under the 1940 Act;

IT WAS THEREFORE RESOLVED, that the appropriate officers of the Trust be, and each of them hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the Trust and the Trust’s Trustees and officers, as they or any of them, may determine to be necessary or appropriate in connection with obtaining a fidelity bond; and

FURTHER RESOLVED, that the proper officers of the Trust be, and each of them is, authorized to take any actions and to execute any instruments which may be necessary or advisable to carry out the foregoing vote and the purpose and intent thereof.